VIA EDGAR

October 26, 2018

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4561

100 F Street, N.E.

Washington, D.C. 20549

Attention: Irene Paik

Re:	Orchard Rx Limited

Acceleration Request for Registration Statement on Form F-1

File No. 333-227698

Dear Ms. Paik:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), Orchard Rx Limited (the “Company”) hereby requests that the effective date of the above-referenced registration statement (the “Registration Statement”) be accelerated to October 30, 2018, at 4:01 p.m., Eastern Time, or as soon thereafter as practicable, unless we or our outside counsel, Goodwin Procter LLP, request by telephone that such Registration Statement be declared effective at some other time. In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Act.

Once the Registration Statement is effective, please orally confirm the event with our counsel, Goodwin Procter LLP by calling Michael Bison at (617) 570-1933. We also respectfully request that a copy of the written order from the Securities and Exchange Commission (the “Commission”) verifying the effective time and date of the Registration Statement be sent to our counsel, Goodwin Procter LLP, Attention: Michael Bison, by facsimile to (617) 321-4370.

If you have any questions regarding this request, please contact Michael Bison of Goodwin Procter LLP at (617) 570-1933.

Sincerely,

Orchard Rx Limited

/s/ Mark Rothera
Mark Rothera
President and Chief Executive Officer

cc:	John Ilett, Orchard Rx Limited

Frank Thomas, Orchard Rx Limited

Michael H. Bison, Esq., Goodwin Procter LLP

Courtney Hetrick, Esq., Goodwin Procter LLP